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Pricing Supplement No. 6
(To Prospectus dated October 13, 1998	Rule 424(b)(5)
and Prospectus Supplement dated	Registration No. 333-65347
April 15, 1999)

Dated: April 29, 2003

TARGET CORPORATION
(formerly known as Dayton Hudson Corporation)
Medium-Term Notes, Series I
Fixed Rate Notes

Principal Amount:	$200,000,000
Issue Price (Dollar Amount and Percentage of Principal Amount):	$199,446,000 / 99.723%
Proceeds:	$198,046,000 / 99.023%
Original Issue Date:	May 2, 2003
Stated Maturity Date:	May 15, 2018
Denominations:	$1,000 and integral multiples of $1,000
Interest Rate Per Annum:	4.875%
Regular Record Dates:	Fifteen calendar days prior to the Interest Payment Date
Interest Payment Dates:	Each May 15 and November 15, commencing November 15, 2003
Agents:
Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Banc One Capital Markets, Inc., Citigroup Global Markets Inc., BNP Paribas Securities Corp., HSBC Securities (USA), Inc.
Principal Amount Allocation:
Agent	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$120,000,000
Banc of America Securities LLC	$ 20,000,000
Banc One Capital Markets, Inc	$ 20,000,000
Citigroup Global Markets Inc	$ 20,000,000
BNP Paribas Securities Corp	$ 10,000,000
HSBC Securities (USA), Inc	$ 10,000,000
Agent's Commission/Discount:	0.700%
Trustee:	Bank One Trust Company, N.A.
The trustee is an affiliate of one of the agents.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

        The following discussion summarizes certain of the U.S. federal tax consequences of the purchase, beneficial ownership and disposition of notes and replaces the tax discussion set forth in the Prospectus Supplement dated April 15, 1999 as it relates to the notes.

        This summary is based on the Internal Revenue Code of 1986, or the "Code," regulations issued under the Code, judicial authority and administrative rulings and practice, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described in this prospectus supplement. This summary addresses only tax consequences to investors that purchase the notes at initial issuance, and own the notes as capital assets and not as part of a "straddle" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates or persons whose functional currency for tax purposes is not the U.S. dollar). We will not seek a ruling from the Internal Revenue Service, or the "IRS," with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term "holder" in this section, we are referring to a beneficial holder of the notes and not the record holder. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

Federal Income Tax Consequences To U.S. Holders

        The following is a general discussion of certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the notes by a holder that is a United States person, or a "U.S. holder." For purposes of this discussion, a "United States person" means:

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  a citizen or resident of the United States;

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  a corporation, partnership or other business entity created or organized in or under the laws of the United States or any State or political subdivision thereof or therein (including the District of Columbia);

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

    Treatment of Interest

        Stated interest on the notes will be taxable to a U.S. holder as ordinary income as the interest accrues or is paid (in accordance with the U.S. holder's method of tax accounting).

    Treatment of Dispositions of Notes

        Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as such) and the U.S. holder's tax basis in the note. A U.S. holder's tax basis in a note will be, in general, the cost of the note to the U.S. holder. Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder is generally subject to a maximum U.S. federal rate of 20%.

Federal Tax Consequences to Non-U.S. Holders

        The following is a general discussion of the U.S. federal income and estate tax consequences of the purchase, beneficial ownership and disposition of the notes by a holder that is not a United States person, or a "non-U.S. holder." For purposes of the following discussion, any interest income and any gain realized on the sale, exchange or other disposition of the notes will be considered "U.S. trade or business income" if such interest income or gain is (i) effectively connected with the conduct of a trade or business in the United States, or (ii) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

    Treatment of Interest

        A non-U.S. holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the notes if each of the following requirements is satisfied:

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  The interest is not U.S. trade or business income.

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  The non-U.S. holder provides to our paying agent an appropriate statement on an IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder and stating, among other things, that the non-U.S. holder is not a United States person. If a note is held through a securities clearing organization, bank or another financial institution that holds customers' securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the non-U.S. holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies that it has received such a form from the beneficial owner or another intermediary and furnishes our paying agent with a copy.

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  The non-U.S. holder does not actually or constructively own 10% or more of the voting power of our stock.

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  The non-U.S. holder is not a "controlled foreign corporation" that is actually or constructively related to us.

        To the extent these conditions are not met, a 30% withholding tax will apply to interest income on the notes, unless one of the following two exceptions is satisfied. The first exception is that an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of that treaty provides to our paying agent a properly executed IRS Form W-8BEN (or substitute form). The second exception is that the interest is U.S. trade or business income and the non-U.S. holder provides an appropriate statement to that effect on an IRS Form W-8ECI (or substitute form). In the case of the second exception, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. holders, as described above. Additionally, in such event, non-U.S. holders that are corporations could be subject to a branch profits tax on such income.

        Special procedures contained in Treasury regulations may apply to notes held by partnerships, trusts, and intermediaries. We urge non-U.S. holders to consult their own tax advisors for information on the impact of these withholding regulations.

    Treatment of Dispositions of Notes

        Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note unless

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  such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

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  the gain is U.S. trade or business income.

    Treatment of Notes for U.S. Federal Estate Tax Purposes

        A note held, or treated as held, by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided the non-U.S. holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such notes would not have been considered U.S. trade or business income.

U.S. Information Reporting Requirements and Backup Withholding Tax

        When required, we will report to the holders of the notes and the IRS amounts paid on or with respect to the notes and the amount of any tax withheld from such payments.

        Certain non-corporate U.S. holders may be subject to backup withholding at a rate equal to the fourth lowest rate of income tax applicable to unmarried individuals on payments made on or with respect to the notes. This rate is currently 30%. In general, backup withholding will apply to a U.S. holder only if the U.S. holder:

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  fails to furnish its Taxpayer Identification Number, or TIN, which for an individual would be his or her Social Security Number;

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  furnishes an incorrect TIN;

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  is notified by the IRS that it has failed to properly report payments of interest and dividends; or

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  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

A U.S. holder will be eligible for an exemption from withholding by providing a properly completed IRS Form W-9 (or substitute form) to our paying agent.

        A non-U.S. holder that provides an IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder and stating that the non-U.S. holder is not a United States person, will not be subject to IRS reporting requirements and U.S. backup withholding, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or otherwise does not satisfy the requirements for an exemption.

        Information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of a note by a non-U.S. holder are as follows:

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  If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding at the rate described above. However, no such reporting and withholding is required if: (i) the holder either certifies as to its status as a non-U.S. holder under penalties of perjury on an IRS Form W-8BEN (or substitute form) or otherwise establishes an exemption, and (ii) the broker does not have actual knowledge to the contrary.

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  If the proceeds are paid to or through a foreign office of a broker that is not a United States person or a "U.S. related person," as defined below, they will not be subject to backup withholding or information reporting.

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  If the proceeds are paid to or through a foreign office of a broker that is either a United States person or a "U.S. related person," they generally will be subject to information reporting. However, no such reporting is required if (i) the holder certifies as to its status as a non-U.S. holder under penalties of perjury or the broker has certain documentary evidence in its files as to the non-U.S. holder's foreign status, and (ii) the broker has no actual knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a United States person or U.S. related person, absent actual knowledge that the payee is a United States person.

For purposes of this paragraph, a "U.S. related person" is:

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  a "controlled foreign corporation" for U.S. federal income tax purposes;

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  a foreign person 50% or more of whose gross income during a specified three-year period is effectively connected with the conduct of a U.S. trade or business; or

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  a foreign partnership if one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if the partnership is engaged in the conduct of a U.S. trade or business.

        Backup withholding is not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

        The federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

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CERTAIN U.S. FEDERAL TAX CONSIDERATIONS